Filed by CNL Restaurant Properties, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Commission File No: 333-119116

Subject Company: CNL Restaurant Properties, Inc.

The attached materials are to be distributed to stockholders of CNL Restaurant Properties, Inc. during the week of December 20, 2004.

This supplement contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. These forward-looking statements reflect U.S. Restaurant Properties’ and CNL Restaurant Properties’ current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the stockholders or CNL Income Fund limited partners to approve the mergers and the risk that the businesses of the companies will not be integrated successfully. In addition, the ability of the combined companies to achieve the expected revenues, accretion and synergy savings also will be subject to the effects of competition, the effects of general economic conditions and other factors beyond the control of the combined companies, along with other risks and uncertainties described from time to time in public filings with the Securities and Exchange Commission.

In connection with the proposed transactions referenced below, U.S. Restaurant Properties has filed a joint proxy statement/prospectus on Form S-4 and other materials with the Securities and Exchange Commission. You should receive a definitive joint proxy statement/prospectus shortly. SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain a free copy of these materials as well as other materials filed with the Securities and Exchange Commission concerning U.S. Restaurant Properties and CNL Restaurant Properties at the Securities and Exchange Commission’s website at http://www.sec.gov. In addition, these materials and other documents filed by U.S. Restaurant Properties may be obtained for free by directing a request to U.S. Restaurant Properties at 12240 Inwood Rd., Suite 300, Dallas, TX 75244; Attn: Investor Relations. In addition, these materials and other documents filed by CNL Restaurant Properties may be obtained for free by directing a request to CNL Restaurant Properties at 450 South Orange Avenue, Orlando, FL 32801; Attn: Investor Relations.

U.S. Restaurant Properties and CNL Restaurant Properties, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of U.S. Restaurant Properties and CNL Restaurant Properties in connection with the merger. Information about the directors and executive officers of U.S. Restaurant Properties and their ownership of U.S. Restaurant Properties’ shares is set forth in the proxy statement for U.S. Restaurant Properties’ Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on April 19, 2004. Information about the directors and executive officers of CNL Restaurant Properties and their ownership of CNL Restaurant Properties’ shares is set forth in the proxy statement for CNL Restaurant Properties’ Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on April 7, 2004. Investors may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus.

Investor Administration
450 South Orange Avenue
Orlando, Florida 32801-3336
tel (407) 650-1000 (866)650-0650
www.cnl.com

Mailing Address:
P.O. Box 4920
Orlando, Florida 32802-4920

Creating More Opportunity

MERGER AGREEMENTS UPDATE

Your vote is important.

A Supplement to the
Third Quarter
Financial Report
September 30, 2004

“The future never just happened. It was created.”

- Will and Ariel Durant

  The Lessons of History

DEAR STOCKHOLDER,

On August 9th, U.S. Restaurant Properties, Inc., CNL Restaurant Properties, Inc. (the “Company”), and the 18 CNL Income Funds announced that they had all signed agreements to merge. This forthcoming series of transactions will result in the creation of the leading restaurant real estate and financial services company in the United States.

The benefits for the Company and stockholders include:

LIQUIDITY

Enhanced liquidity that is derived by merging with a company that is already listed on the New York Stock Exchange and will continue to be traded on the exchange (NYSE: USV);

SCALE AND DIVERSIFICATION

Expected earnings accretion by combining the assets of each of the entities through the merger to amass total interests in more than 3,000 restaurant properties in 49 states;

BROADER PLATFORM

As the largest restaurant REIT, the combined company will have $2.5 billion in total assets and more capabilities exclusively dedicated to the needs of the chain-restaurant real estate and financial market. The transactions combine organizations that successfully weathered the most turbulent cycle in the restaurant industry in decades.

The combined company is ideally suited to take advantage of the restaurant industry’s needs with even more efficiency and through the expanded capital markets options that become available as a publicly traded entity.

To complete this series of transactions and bring the companies together requires two key steps: 1) review by the Securities Exchange Commission (SEC), and 2) approval by a majority of the stockholders or limited partners of each of the entities participating in the merger. The Company expects to distribute the proxy statement/prospectus in late December and hold a special meeting in the first quarter of 2005.

To assist you in understanding the steps and benefits of this process, we have included herein the points that cover the main components. If you have additional questions, please contact your financial advisor.

We are pleased to bring you this announcement and look forward to sending you the merger proposal.

Sincerely,

James M. Seneff, Jr.
Chairman of the Board

Curtis B. McWilliams
President & Chief Executive Officer

December 20, 2004

For Stockholders & NASD Members Only

A Restaurant Property REIT

“We are offering our stockholders a unique combination of well-located and diversified real estate properties, as well as the opportunity to participate in the growth of the company as we expand our financial services business.”

–	Curtis B. McWilliams, President & Chief Executive Officer
CNL Restaurant Properties, Inc.

•	CNL Restaurant Properties stockholders will receive 0.7742 shares of U.S. Restaurant Properties common stock and 0.16 shares of newly issued U.S. Restaurant Properties 7.5% Series C Redeemable Convertible Preferred Stock for each share of CNL Restaurant Properties common stock held. The 7.5% Series C Redeemable Convertible Preferred Stock has a conversion price of $19.50 per share and a liquidation value of $25 per share. CNL Restaurant Properties currently has approximately 45 million shares outstanding.

•	The transactions have been unanimously approved by the Boards of Directors of U.S. Restaurant Properties and CNL Restaurant Properties, as well as the general partners of each of the CNL Income Funds. The transactions are subject to approval from CNL Restaurant Properties and U.S. Restaurant Properties stockholders, as well as from the limited partners of each of the 18 CNL Income Funds. The transactions are also subject to securing adequate financing and other customary closing conditions.

•	The combined company will continue to be traded on the NYSE. The transactions will generate anticipated operating synergies through the leveraging of the existing CNL Restaurant Properties management team over a larger operating base, elimination of redundancies in operations, and increase of overall financing opportunities.

•	CNL Restaurant Properties was advised by Banc of America Securities, and received fairness opinions from both Banc of America Securities and Legg Mason. The general partners of the CNL Income Funds were advised by and received fairness opinions from Wachovia Securities. U.S. Restaurant Properties was advised by and received a fairness opinion from Morgan Keegan & Company.

•	The anticipated date for the distribution of the proxy statement and proxy card to stockholders is in late December 2004.

•	The combined company’s main lines of business will include sale-leaseback financing, property management, lease and loan servicing, mergers and acquisitions advisory services, investment and merchant banking, restaurant real estate development, and buying and selling restaurant properties in the 1031 exchange market. These lines of business are all practiced by one or more of the companies now, but their breadth will be greatly enhanced by the merger.

U.S. Restaurant Properties, Inc. is a fully-integrated, self-administered and self-managed real estate investment trust (REIT). U.S. Restaurant Properties focuses primarily on acquiring, owning and leasing restaurant properties. U.S. Restaurant Properties also owns and leases a number of service station properties, most of which include convenience stores (referred to as C&Gs). As of September 30, 2004, U.S. Restaurant Properties’ portfolio consisted of 782 properties. U.S. Restaurant Properties leases its properties on a triple-net basis primarily to operators of quick-service and full-service chain restaurants affiliated with major national or regional brands such as Applebee’s®, Arby’s®, Burger King®, Captain D’s®, Chili’s®, Dairy Queen®, Hardee’s®, Pizza Hut®, Popeyes®, Shoney’s® and Taco Cabana® U.S. Restaurant Properties’ C&G tenants are affiliated with major oil brands such as Fina®, Phillips 66® and Shell®.

CNL Restaurant Properties, Inc. is the largest self-advised restaurant real estate investment trust (REIT) in the United States. CNL provides a complete range of financial, real estate and advisory services to operators of national and regional restaurant chains.

CNL Income Funds are 18 publicly held, all cash, real estate limited partnerships formed between 1986 and 1997. The Funds invest in land and free-standing buildings that are triple-net leased to operators of fast-food, family-style and casual-dining restaurants, representing nationally or regionally-recognized, top-tier chains.

“Speaking as a stockholder, I believe this is a transforming transaction. These companies emerged from the volatility in the industry in 1999-2002 — when many of our competitors exited the business — as the clear leaders in restaurant real estate, which underscores the strength and durability of our strategic approach. I am delighted to have an ongoing role in the company as a board member.”

–	Robert Stetson, Chief Executive Officer
U.S. Restaurant Properties, Inc.